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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT

          UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 2

                         HALLWOOD REALTY PARTNERS, L.P.
                            (Name of Subject Company)

                         HALLWOOD REALTY PARTNERS, L.P.
                      (Name of Person(s) Filing Statement)


                UNITS REPRESENTING LIMITED PARTNERSHIP INTERESTS

                      LIMITED PARTNER UNIT PURCHASE RIGHTS
                         (Title of Class of Securities)


                                   40636T 20 3
                      (CUSIP Number of Class of Securities)


                               WILLIAM L. GUZZETTI
                              HALLWOOD REALTY, LLC
                            3710 Rawlins, Suite 1500
                            Dallas, Texas 75219-4298
                                 (214) 528-5588

       (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)


                                    COPY TO:

    DENNIS J. FRIEDMAN, ESQ.                       W. ALAN KAILER, ESQ.
   GIBSON, DUNN & CRUTCHER LLP       JENKENS & GILCHRIST, A PROFESSIONAL CORPORATION
         200 PARK AVENUE                       1445 ROSS AVENUE, SUITE 3200
    NEW YORK, NEW YORK 10166                       DALLAS, TEXAS 75202
         (212) 351-4000                               (214) 855-4500

[ ] Check the box if the filing relates solely to preliminary communications prior to the commencement of a tender offer.

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This Amendment No. 2 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on May 15, 2003 (as subsequently amended, the "Schedule 14D-9") by Hallwood Realty Partners, L.P. ("Hallwood Realty"), a Delaware limited partnership, relating to an offer by High River Limited Partnership, a Delaware limited partnership, to purchase any and all of the outstanding limited partner units ("Units") in Hallwood Realty and the associated rights to purchase additional Units under the Unit Purchase Rights Agreement, dated as of November 30, 1990, as amended, between Hallwood Realty and EquiServe Trust Company, N.A., as rights agent, at a purchase price of $100.00 per Unit, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 1, 2003, as it may be supplemented or amended from time to time. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

Item 4 is amended by amending and restating in its entirety the sixth paragraph of subsection (b)(ii) as follows:

         In light of the above factors, all of which the board believes support its recommendation, the board determined that the offer is inadequate. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT HALLWOOD'S UNITHOLDERS REJECT THE OFFER AND NOT TENDER THEIR UNITS IN THE OFFER.

Item 4 is further amended by adding a new eighth paragraph to subsection (b)(ii) as follows:

         Additionally, the board notes that, as discussed above, the fact that the bidders had reserved the unconditional right to withdraw the offer at any time before the expiration date of the offer, for any reason, was one of the factors the board considered. The bidders subsequently amended the offer to remove such reservation. The members of the board have determined that the bidders' amendment of the offer does not change their recommendation.



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 16, 2003

                          HALLWOOD REALTY PARTNERS, L.P.

                          By: HALLWOOD REALTY, LLC, its General Partner


                                 By: /s/ John G. Tuthill
                                     ------------------------------------------
                                 Name:  John G. Tuthill
                                 Title: Executive Vice President and Secretary



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